Exhibit 21.0
                           Subsidiaries of Registrant
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         Subsidiary                     State of Jurisdiction      Business Name

Enterprise Bank and Trust Company           Massachusetts             same
Enterprise Securities Corporation, Inc.     Massachusetts             same
Enterprise Realty Trust, Inc.               Massachusetts             same